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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Kiewit Materials Company

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

US49387R1005

(CUSIP Number)

Mike F. Egan
Rinker Materials Corporation
1501 Belvedere Road
West Palm Beach, Florida 33406
(561) 833-5555

with copies to:

Mark D. Kaufman
Jeffrey M. Taylor
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, Georgia 30309-3996
(404) 853-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2002

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index appears following page 18.

CUSIP NO. US49387R1005	13D	PAGE 2 OF 18 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jem Lear Acquisition Company, Inc.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		38,118,248
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH

	(10)	SHARED DISPOSITIVE POWER
38,118,248

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,118,248

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

(14)	TYPE OF REPORTING PERSON*
CO

CUSIP NO. US49387R1005	13D	PAGE 3 of 18 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rinker Materials Corporation

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS*

BK

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia
(7)	SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY
EACH	38,118,248
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH

(10)	SHARED DISPOSITIVE POWER

38,118,248

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,118,248

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100.0%

(14)	TYPE OF REPORTING PERSON*

CO

CUSIP NO. US49387R1005	13D	PAGE 4 OF 18 PAGES

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSR Limited

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS AF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New South Wales, Australia

	(7)	SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY OWNED BY	(8)	SHARED VOTING POWER 38,118,248 (indirectly)
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH
	(10)	SHARED DISPOSITIVE POWER 38,118,248 (indirectly)

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,118,248 (indirectly)

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0% (indirectly)

(14)	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer

     This statement relates to a tender offer (the “Offer”) by Jem Lear Acquisition Company, Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Rinker Materials Corporation, a Georgia corporation (“Parent”), to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Kiewit Materials Company, a Delaware corporation (the “Company”), for total consideration (the “Offer Price”) of $17.00 per Share net to the seller in cash without interest, subject to reduction only for any applicable backup withholding or stock transfer taxes required by law to be withheld, on the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and in the related transmittal letter (the “Transmittal Letter”), each dated as of July 23, 2002, as supplemented as of August 20, 2002, and as each may be further amended or supplemented from time to time, copies of which have been filed as Exhibits A and B hereto and are incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings attributed to them in the Offer to Purchase.

     This Schedule 13D is being filed pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report (1) the acquisition by Purchaser of 37,507,773 Shares on September 25, 2002 in the Offer, and (2) the acquisition of 610,475 Shares through the merger (the “Merger”) of Purchaser with and into the Company on September 26, 2002 following the completion of the Offer.

     The principal executive offices of the Company are located at Kiewit Plaza, Omaha, Nebraska 68131.

Item 2. Identity and Background

     This statement is being filed by each of Purchaser, Parent and CSR Limited, a corporation organized under the laws of New South Wales, Australia (“Ultimate Parent”). Purchaser, Parent and Ultimate Parent are collectively referred to herein as the “Reporting Persons.” Parent is an indirect wholly-owned subsidiary of Ultimate Parent.

Jem Lear Acquisition Company, Inc.

     Purchaser to date has engaged in no activities other than those incident to its formation, and the commencement and completion of the Offer and the Merger. Purchaser is a direct wholly-owned subsidiary of Parent. The principal executive offices of Purchaser are located at 1501 Belvedere Road, West Palm Beach, Florida 33406. The telephone number for Purchaser is (561) 833-5555.

     Pursuant to General Instruction C to Schedule 13D, the following table sets forth below the name, present principal occupation or employment, and material occupations, positions, offices or employments during the past five years, and the citizenship, of each director and executive officer of Purchaser. The business address and telephone number of each such person is c/o Rinker Materials Corporation, 1501 Belvedere Road, West Palm Beach, Florida 33406, (561) 833-5555.

	Position with	Principal Occupation, Business Address and
Name	Purchaser	Five-Year Employment History	Citizenship

Thomas G. Burmeister	Vice President, Treasurer and Director	Mr. Burmeister has served as a Vice President, Treasurer and director of Purchaser since its inception in July 2002. Mr. Burmeister has also served as the Chief Financial Officer of Parent since 1998. From 1993 to 1998, Mr. Burmeister was Chief Financial Officer of Siemens ElectroCom International, Inc., 2910 Avenue F, Arlington, Texas 76011.	United States

David V. Clarke	President and Director	Mr. Clarke has served as the President and a director of Purchaser since inception. Mr. Clarke has also served as the President and Chief Executive Officer of Parent since 1992 and a director of Parent since 1987. Mr. Clarke has also been a director of Ultimate Parent since 1996.	Australia

Peter W. Trimble	Vice President	Mr. Trimble has served as a Vice President of Purchaser since inception. Mr. Trimble has also served as the Vice President – Strategy & Development of Parent since 2001. Prior to that, Mr. Trimble had been employed by Ultimate Parent since 1976, most recently as Chief Financial Officer of its Construction Materials division.	Australia

Karl H. Watson, Sr.	Vice President	Mr. Watson has served as a Vice President of Purchaser since inception. Mr. Watson has also served as the President of Rinker Materials of Florida, Inc. with responsibility for the Quarries and Cement divisions of Parent since 1998. Mr. Watson was named Vice President – Construction Materials of Parent in December 2001. Mr. Watson joined Parent in 1965 and has held various management positions during that time. Mr. Watson has served on the Board of Directors for Fidelity Federal Bank & Trust, 218 Datura Street, West Palm Beach, Florida 33401, since 1999.	United States

Rinker Materials Corporation

     Parent, through its subsidiaries, is one of the largest producers of construction materials in the United States, with products including concrete, concrete block, crushed stone and sand, asphalt, cement, concrete pipe and products, polyethylene pipe, wallboard and other building materials. The principal executive offices of Parent are located at 1501 Belvedere Road, West Palm Beach, Florida 33406. The telephone number for Parent is (561) 833-5555.

     Pursuant to General Instruction C to Schedule 13D, the following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employments during the past five years, and the citizenship, of each director and executive officer of Parent. Except as otherwise indicated, the business address and telephone number of each such person is Rinker Materials Corporation, 1501 Belvedere Road, West Palm Beach, Florida 33406, (561) 833-5555.

	Position with	Principal Occupation, Business Address and
Name	Parent	Five-Year Employment History	Citizenship

David Berger	Vice President – Gypsum Supply, Prestress, PolyPipe and Rehabilitation Divisions	Mr. Berger joined Parent in 1999 to run the Gypsum Supply division of Parent. In 2001, he was given responsibility for the PolyPipe and Rehabilitation divisions of Parent, and in 2002, the Prestress division of Parent. From 1998 to 1999, Mr. Berger was a principal with AT Kearney, Inc., 3455 Peachtree Road, N.E., Suite 1600, Atlanta, Georgia 30303. From 1994 to 1998, Mr. Berger was a Vice President of the Building Products Distribution Division of Georgia-Pacific Corporation, 133 Peachtree Street, Atlanta, Georgia 30303.	United States

Thomas G. Burmeister	Chief Financial Officer	Mr. Burmeister has served as the Chief Financial Officer of Parent since 1998. From 1993 to 1998, Mr. Burmeister was Chief Financial Officer of Siemens ElectroCom International, Inc., 2910 Avenue F, Arlington, Texas 76011.	United States

David V. Clarke	President, Chief Executive Officer and Director	Mr. Clarke has served as the President and Chief Executive Officer of Parent since 1992 and as a director of Parent since 1987. Mr. Clarke has also been a director of Ultimate Parent since 1996 and the President and a director of Purchaser since its inception in July 2002.	Australia

	Position with	Principal Occupation, Business Address and
Name	Parent	Five-Year Employment History	Citizenship

Armando M. Codina	Director	Mr. Codina has served as a director of Parent since 1989. Mr. Codina has been the Chairman and Chief Executive Officer of Codina Group, Inc. (which was founded in 1978 and formerly known as Interamerican Investments) since 1979. Mr. Codina also has been a director of BellSouth Corporation, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309, since 1989, a director of FPL Group, Inc., 700 Universe Boulevard, Juno Beach, Florida 33408, since 1994, a director of AMR Corp., 4333 Amon Carter Boulevard, Fort Worth, Texas 76155, since 1995, and a director of General Motors Corporation, 300 Renaissance Center, Detroit, Michigan 48265, since 2002.	United States

Mr. Codina’s business address and business telephone number is Codina Group, Inc., 355 Alhambra Circle, Suite 900, Coral Gables, Florida 33134, (305) 520-2300.

Marshall M. Criser	Director	Mr. Criser has served as a director of Parent since 1989. Mr. Criser has served as a director of Flagler Systems, Inc., One South County Road, Palm Beach, Florida 33480, since 1978. Mr. Criser served as a director of BellSouth Corporation, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309, from 1983 to 1998, and of FPL Group, Inc., 700 Universe Boulevard, Juno Beach, Florida 33408, from 1989 to 2001. In 1999, Mr. Criser retired after over 48 years of practicing law, most recently with McGuireWoods LLP, 50 North Laura Street, Suite 3300, Jacksonville, Florida 32202.	United States

Mr. Criser’s business address and business telephone number is McGuireWoods LLP, 50 North Laura Street, Suite 3300, Jacksonville, Florida 32202, (904) 798-3200.

Sharon DeHayes	Vice President– Florida Materials Division	Ms. DeHayes has served as the Vice President of Parent’s Florida Materials division since 2001. Ms. DeHayes joined Parent in 1994, and has held various management positions during that time.	United States

Ira Fialkow	Vice President –Human Resources, Information Technology and Business Services	Mr. Fialkow has served in a variety of financial managerial positions since joining Parent in 1990.	United States

	Position with	Principal Occupation, Business Address and
Name	Parent	Five-Year Employment History	Citizenship

Duncan Gage	President — Hydro Conduit Division	Mr. Gage recently joined Parent as the President of its Hydro Conduit Division in July 2002. Mr. Gage had previously served since 1972 in various managerial capacities with Lafarge Corporation, most recently as the Regional President of Lafarge Asia Pacific, 28 Tuas South Avenue 8, Singapore 637648.	United States Canada

Andrew P. Ireland	Director	Mr. Ireland has served as a director of Parent since 1994. Mr. Ireland has been a partner of Zeliff, Ireland and Associates, Inc. since 1998. Mr. Ireland’s business address and business telephone number is Zeliff, Ireland and Associates, Inc., 499 South Capitol Street, S.W., Suite 600, Washington, DC 20003, (202) 554-0473.	United States

Peter Kirby	Director	Mr. Kirby has served as a director of Parent since 1998. He has also served as the Managing Director and Chief Executive Officer of Ultimate Parent since 1998. From 1995 to 1998, he had been the Chief Executive Officer of ICI Paints, Wexham Road, Slough Berkshire, SL2 5DS United Kingdom, a division of Imperial Chemical Industries plc.	Australia

Bob L. Moss	Director	Mr. Moss has served as a director of Parent since 1999. Mr. Moss has served as the Chairman, President and Chief Executive Officer of Centex Construction Group, 3100 McKinnon, Dallas, Texas 75201, since 2000. He served as President and Chief Executive Officer of Centex Rooney Construction since 1986.	United States

Mr. Moss’ business address and business telephone number is Centex Rooney Construction, 7901 Southwest 6th Court, Plantation, Florida 33324, (954) 585-4400.

E. Lew Reid	Director	Mr. Reid has served as a director of Parent since 1994. From 1998 to 2000, Mr. Reid served as the President and Chief Executive Officer of The California Endowment, 21650 Oxnard Street, Suite 1200, Woodland Hills, California 91367, although he still continues to serve as a director of such foundation. From 1979 to 1998, Mr. Reid was a partner with the San Francisco-based law firm of Marron, Reid & Sheehy, 601 California Street, San Francisco, California 92182.	United States

Mr. Reid’s business address and business telephone number is 6705 Stoetz Lane, Sebastopol, California 95472, (707) 874-1314.

	Position with	Principal Occupation, Business Address and
Name	Parent	Five-Year Employment History	Citizenship

Walter L. Revell	Director	Mr. Revell has served as a director of Parent since 2000. Since 1991, Mr. Revell has been the Chairman and Chief Executive Officer of H.J. Ross Associates, Inc., and since 1984, he has been the Chairman and Chief Executive Officer of Revell Investments International, Inc., 800 Douglas Entrance, Annex Building, Suite 250, Coral Gables, Florida 33134. Mr. Revell’s business address and business telephone number is H.J. Ross Associates, Inc., 800 Douglas Entrance, Annex Building, Suite 250, Coral Gables, Florida 33134, (305) 567-1888.	United States

Peter W. Trimble	Vice President – Strategy & Development	Mr. Trimble has served as the Vice President – Strategy & Development of Parent since 2001. Prior to that, Mr. Trimble had been employed by Ultimate Parent since 1976, most recently as Chief Financial Officer of its Construction Materials division. Mr. Trimble has also served as a Vice President of Purchaser since inception.	Australia

Karl H. Watson, Sr.	Vice President – Construction Materials	Mr. Watson was named Vice President – Construction Materials of Parent in December 2001. Mr. Watson has also served as the President of Rinker Materials of Florida, Inc. with responsibility for the Quarries and Cement divisions of Parent since 1998. Mr. Watson joined Parent in 1965 and has held various management positions during that time. Mr. Watson has also served as a Vice President of Purchaser since inception. Mr. Watson has also served on the Board of Directors for Fidelity Federal Bank & Trust, 218 Datura Street, West Palm Beach, Florida 33401, since 1999.	United States

CSR Limited

     Ultimate Parent is organized under the laws of New South Wales, Australia and has its principal place of business at Level 1, 9 Help Street, Chatswood, New South Wales 2067, Australia. Its telephone number is (011) 61 2 9235 8000. Ultimate Parent is parent of one of the world’s largest construction and building materials groups of companies, employing over 16,000 people worldwide at over 600 locations.

     Pursuant to General Instruction C to Schedule 13D, the following table sets forth below the name, present principal occupation or employment, the material occupations, positions, offices or employments during the past five years, and the citizenship, of each director and executive officer of Ultimate Parent. Unless otherwise set forth below, the business address and telephone number of each such person is CSR Limited, Level 1, 9 Help Street, Chatswood, New South Wales 2067, Australia, (011) 61 2 9235 8000.

	Position with	Principal Occupation, Business Address
Name	Ultimate Parent	and Five-Year Employment History	Citizenship

John Arthur	Director	Mr. Arthur has served as a director of Ultimate Parent since 2001. Mr. Arthur has been a partner with Freehills law firm since 1981.	Australia

Mr. Arthur’s business address and business telephone number is Freehills, Level 32, MLC Centre, 19-29 Martin Place, Sydney, New South Wales 2000, Australia, (011) 61 2 9225 5000.

John Ballard	Director	Mr. Ballard has served as a director of Ultimate Parent since 2001. He has been Chairman of Wattyl Ltd., 4 Steel Street, Blacktown, New South Wales 2148, Australia, since August 2001 and a director of Woolworths Ltd., 540 George Street, Sydney, New South Wales 2000, Australia, since 1997.	Australia

Ian Blackburne	Director	Dr. Blackburne has served as a director of Ultimate Parent since 1999. From 1995 to 2000, Dr. Blackburne was the Managing Director and Chief Executive Officer of Caltex Australia Ltd., Level 12, MLC Centre, 19-29 Martin Place, Sydney, New South Wales 2000, Australia. Since 2000, Dr. Blackburne has been a director of Suncorp Metway Ltd., Level 18, Suncorp Metway Centre, 36 Wickham Terrace, Brisbane, Queensland 4000, Australia, and Teekay Shipping Corporation, TK House, Bayside Executive Park, West Bay Street and Blake Road, P.O. Box AP-59212 Nassau, The Bahamas. He has been Chairman of the Australian Nuclear Science and Technology Organisation, Australian Nuclear Science and Technology Organisation, New Illawarra Road, Lucas Heights, New South Wales 2234, Australia, since July 2001.	Australia

Alec Brennan	Director – Strategy and Investments; Deputy Managing Director	Mr. Brennan has served as a director of Ultimate Parent since 1996, the Executive Director Finance and Investments of Ultimate Parent from 1996 to 1998 and the Deputy Managing Director since 1998.	Australia

David V. Clarke	Director	Mr. Clarke has served as a director of Ultimate Parent since 1996. He also has served as the President and Chief Executive Officer of Parent since 1992 and a director of Parent since 1987. Mr. Clarke has also served as the President and a director of Purchaser since its inception in July 2002.	Australia

Mr. Clarke’s business address and business telephone number is 1501 Belvedere Road, West Palm Beach, Florida 33406, (561) 833-5555.

	Position with	Principal Occupation, Business Address
Name	Ultimate Parent	and Five-Year Employment History	Citizenship

Carolyn Hewson	Director	Ms. Hewson has served as a director of Ultimate Parent since 1995. From 1995 until June 2002, she has been a director of South Australian Water, 77 Grenfell Street, Adelaide, South Australia 5000 Australia. From 1996 to 2001, Ms. Hewson served as a director of AMP Ltd., 33 Alfred Street, Sydney, New South Wales, Australia. She has also served since 1996 as a director of Australian Gas Light Company, AGL Centre, Corner Pacific Highway and Walker Street, North Sydney, New South Wales 2060, Australia.	Australia

Peter Kirby	Managing Director and Chief Executive Officer	Mr. Kirby has served as the Managing Director and Chief Executive Officer of Ultimate Parent since 1998. He has also served as a director of Parent since 1998. From 1995 to 1998, he had been the Chief Executive Officer of ICI Paints, Wexham Road, Slough Berkshire, SL2 5DS United Kingdom, a division of Imperial Chemical Industries plc.	Australia

Ian McMaster	Chief Executive Officer – Sugar	Mr. McMaster has served as the Chief Executive – Sugar of Ultimate Parent since 1999. Prior to joining Ultimate Parent, Mr. McMaster was employed with BHP Limited, BHP Billiton, 600 Bourke Street, Melbourne, Victoria 3000, Australia, for 33 years, where he held a range of senior management positions in the Steel and Minerals division of that company.	Australia

John Morschel	Chairman	Mr. Morschel has served as a director of Ultimate Parent since 1996 and its Chairman since 2001. Mr. Morschel has also served as a director of Westpac Banking Corporation, 60 Martin Place, Sydney, New South Wales 2000, Australia, from 1993 to 2001; a director of Leighton Holdings Ltd., Level 5, 472 Pacific Highway, St. Leonards, New South Wales 2065, Australia, since 2001; a director of Comalco Ltd., Level 25, 12 Creek Street, Brisbane, Queensland 4000, Australia, from 1998 to 2000; a director of Rio Tinto plc, 6 St. James’s Square London SW1Y 4LD, United Kingdom, since 1998; a director of Rio Tinto Ltd., Level 33, 55 Collins Street, Melbourne, Victoria 3000, Australia, since 1998; a director of Singapore Communications, 31 Exeter Road, Singapore 239732, since 2001; and a director of Tenix Pty Ltd., Level 12, 100 Arthur Street, North Sydney, New South Wales 2060, Australia, since 1997.	Australia

Graeme Pettigrew	Chief Executive Officer – Building Materials	Mr. Pettigrew has served as the Chief Executive Officer – Building Materials of Ultimate Parent since 1996.	Australia

	Position with	Principal Occupation, Business Address
Name	Ultimate Parent	and Five-Year Employment History	Citizenship

Warren Saxelby	Chief Financial Officer	Mr. Saxelby has served the Chief Financial Officer of Ultimate Parent since 2001. Prior to joining Ultimate Parent, Mr. Saxelby was employed with BHP Limited, BHP Billiton, 600 Bourke Street, Melbourne, Victoria 3000, Australia, for 30 years, where he held a range of senior financial management positions within Australia and in other countries.	Australia

Karl Watson, Jr.	Chief Executive – Construction Materials	Mr. Watson has served as the Chief Executive – Construction Materials of Ultimate Parent since 2001. Prior to that, Mr. Watson had been employed for 13 years by Parent in a number of different positions.	United States

John Wylie	Director	Mr. Wylie has served as a director of Ultimate Parent since 2001. Mr. Wylie previously served as the head of investment banking at Credit Suisse First Boston Australia, Level 27, 101 Collins Street, Melbourne, Victoria 3000, Australia, from 1996 to 1999. Since 2000, Mr. Wylie has been a Principal of Carnegie, Wylie and Company.	Australia

Mr. Wylie’s business address and business telephone number is Carnegie, Wylie and Company, 88 Collins Street, Melbourne, Victoria 3000, Australia, (011) 61 3 9657 8400.

     Neither Purchaser, Parent nor Ultimate Parent, nor, to their knowledge, any of the other persons listed in response to this Item 2, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Purchaser obtained all funds needed to purchase the Shares in the Offer and the Merger from Parent.

     Parent obtained such funds from standby credit facilities that it maintains with various lenders in the aggregate amount of $810 million. One of the facilities has been amended to provide a $100 million increase in the line for five business days, which if borrowed must be repaid within five business days after such funds are borrowed. The maturity dates and interest rates of these facilities are as follows:

			Interest
	Facility	Maturity
Facility	Limit	Date	Rate Per Annum

Facility No. 1	$100,000,000	March 2003	LIBOR plus 0.250%
Facility No. 2	$100,000,000	March 2006	LIBOR plus 0.275%
Facility No. 3	$100,000,000	July 2006	LIBOR plus 0.340%
Facility No. 4	$50,000,000	March 2006	LIBOR plus 0.350%
Facility No. 5 (1)	$50,000,000	March 2006	LIBOR plus 0.350%
Facility No. 6	$50,000,000	April 2004	LIBOR plus 0.325%
Facility No. 7	$10,000,000	April 2004	LIBOR plus 0.400%
Facility No. 8	$75,000,000	April 2004	LIBOR plus 0.295%
Facility No. 9	$50,000,000	July 2004	LIBOR plus 0.350%
Facility No. 10	$50,000,000	July 2003	LIBOR plus 0.350%
Facility No. 11	$50,000,000	July 2003	LIBOR plus 0.350%
Facility No. 12	$75,000,000	July 2003	LIBOR plus 0.300%
Facility No. 13	$50,000,000	July 2003	LIBOR plus 0.400%
Total	$810,000,000

(1)	This facility has been amended to provide a $100,000,000 increase in the line for five business days, which if borrowed must be repaid within five business days after such funds are borrowed.

     Otherwise, the relevant terms of these credit facilities, including affirmative and negative covenants, events of default and remedies in the event of default, are substantively similar. As an illustrative example of these credit facilities, the Reporting Persons have filed a copy of one of them as Exhibit D to this Schedule 13D. Pursuant to the Instructions to Item 3, the names of the banks with which Parent has established these facilities have been omitted from the Schedule 13D.

     Borrowings under these facilities will be repaid by Parent in the ordinary course of business, including by utilizing cash on hand of the Company.

Item 4. Purpose of Transaction

     The purpose of the Offer and the Merger was for Parent to ultimately acquire all of the Shares. The Offer, as the first step in the acquisition of the Company, was intended to facilitate Purchaser’s acquisition of all the Shares. The purpose of the Merger was to acquire all Shares not purchased in the Offer or otherwise. Pursuant to the Merger, each then outstanding Share (other than Shares (i) owned by Purchaser or Parent or any of their subsidiaries, (ii) owned by the Company in treasury, or (iii) as to which appraisal rights are properly exercised) was converted into the right to receive an amount in cash equal to the per Share consideration paid in the Offer. As a result of the Offer and the Merger, the Company became a wholly owned subsidiary of Parent.

Operation of the Company After the Merger

     The Certificate of Incorporation and Bylaws of Purchaser immediately prior to the effective time of the Merger, with minor modifications, became those of the Company after the

Merger. The directors of Purchaser immediately prior to the effective time of the Merger were the initial directors of the Company after the Merger, and the officers of the Company immediately prior to the effective time of the Merger were the initial officers of the Company after the Merger (except for the resignation of certain officers of the Company as of the effective time of the Merger), in each case until their successors are elected or appointed. However, Parent or the Company’s Board of Directors may make additional changes to the Certificate of Incorporation, Bylaws, officers and directors of the Company.

Exchange Act Registration

     The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Securities and Exchange Commission (the “Commission”) if the Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. If registration of the Shares under the Exchange Act were terminated, the Company would no longer be required to file reports with the Commission, and many provisions of the Exchange Act would cease to apply to the Company and its executive officers, directors and significant stockholders. As a result of the Merger, Purchaser and Parent intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon as the requirements for termination of registration are met.

Declaration and Payment of Dividends

     Parent expects to declare and pay dividends of the Company’s surplus cash to Parent from time to time.

Plans for the Company’s Business

     The Reporting Persons acquired beneficial ownership of Shares for the purposes stated above. Except as disclosed in this Schedule 13D or in the Offer to Purchase, none of the Reporting Persons have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction involving the Company; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any changes in the Company’s Certificate of Incorporation or Bylaws or other actions that might impede the acquisition of control of the Company; or (h) any action similar to any of those enumerated in items (a) through (g) above.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate Number and Percentage of Securities. Each of the Reporting Persons is the beneficial owner of the Shares as set forth on pages 2, 3 and 4, respectively. To the knowledge of the Reporting Persons, no other person set forth in Item 2 owns any Shares.

(b)	Power to Vote and Dispose. The Reporting Persons share with each other voting and dispositive power over the shares identified in response to Item 5(a) above.

(c)	Transactions Within the Past 60 Days. Except for the transactions reported herein, none of the Reporting Persons, nor to the knowledge of any of them, any other person set forth in Item 2, has effected any other transaction involving the Shares within 60 days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Except as set forth in this Schedule 13D or the Offer to Purchase, none of the Reporting Persons, nor, to the knowledge of any of them, any of the persons named in response to Item 2, has any contract, arrangement, understanding or relationship among such persons and between such persons and any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Offer to Purchase, dated July 23, 2002 (supplemented as of August 20, 2002). (1)

Exhibit B	Form of Transmittal Letter. (2)

Exhibit C	Agreement with respect to joint filing of Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated September 26, 2002, by and among each of the Reporting Persons.

Exhibit D	Form of Loan Agreement of Rinker Materials Corporation. (2) (3)

Exhibit E	Agreement and Plan of Merger, dated as of July 9, 2002, by and among Rinker Materials Corporation, Jem Lear Acquisition Company, Inc. and Kiewit Materials Company. (4)

(1)	Previously filed by Purchaser and Parent with the Securities and Exchange Commission on August 20, 2002 as an exhibit to Amendment No. 3 to Schedule TO and incorporated by reference herein.

(2)	Previously filed by Purchaser and Parent with the Securities and Exchange Commission on July 23, 2002 as an exhibit to Schedule TO and incorporated by reference herein.

(3)	Pursuant to Item 3 of Schedule 13D, the name of the bank has been omitted from the Schedule 13D but has been filed separately with the Securities and Exchange Commission.

(4)	Previously filed by the Company as Exhibit 2.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on July 10, 2002 and incorporated by reference herein.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2002

(Date)

JEM LEAR ACQUISITION COMPANY, INC.

By:	/s/ Thomas G. Burmeister

Thomas G. Burmeister Vice President and Treasurer

RINKER MATERIALS CORPORATION

By:	/s/ Thomas G. Burmeister

Thomas G. Burmeister Chief Financial Officer

CSR LIMITED

By:	/s/ Warren Saxelby

Name:	Warren Saxelby

Title:	Chief Financial Officer

18 of 18

EXHIBIT INDEX

Exhibit A	Offer to Purchase, dated July 23, 2002 (supplemented as of August 20, 2002). (1)

Exhibit B	Form of Transmittal Letter. (2)

Exhibit C	Agreement with respect to joint filing of Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated September 26, 2002, by and among each of the Reporting Persons.

Exhibit D	Form of Loan Agreement of Rinker Materials Corporation. (2) (3)

Exhibit E	Agreement and Plan of Merger, dated as of July 9, 2002, by and among Rinker Materials Corporation, Jem Lear Acquisition Company, Inc. and Kiewit Materials Company. (4)

(1)	Previously filed by Purchaser and Parent with the Securities and Exchange Commission on August 20, 2002 as an exhibit to Amendment No. 3 to Schedule TO and incorporated by reference herein.

(2)	Previously filed by Purchaser and Parent with the Securities and Exchange Commission on July 23, 2002 as an exhibit to Schedule TO and incorporated by reference herein.

(3)	Pursuant to Item 3 of Schedule 13D, the name of the bank has been omitted from the Schedule 13D but has been filed separately with the Securities and Exchange Commission.

(4)	Previously filed by the Company as Exhibit 2.1 to the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002.

EXHIBIT A

AGREEMENT

Pursuant to Securities Exchange Act
Rule 13d-1(k)(1)(iii)

     The undersigned hereby agree that the Schedule 13D, filed pursuant to the Securities Exchange Act of 1934 and executed by each of the undersigned of even date herewith, is filed on behalf of each of the undersigned.

     DULY EXECUTED this 26th day of September, 2002.

JEM LEAR ACQUISITION COMPANY, INC.

By:	/s/ Thomas G. Burmeister

Thomas G. Burmeister Vice President and Treasurer

RINKER MATERIALS CORPORATION

By:	/s/ Thomas G. Burmeister

Thomas G. Burmeister Chief Financial Officer

CSR LIMITED

By:	/s/ Warren Saxelby

Name:	Warren Saxelby

Title:	Chief Financial Officer